12013877

SEC
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Section

MAR 16 2012

Washington, DC
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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17a-5
PART III

SEC FILE NUMBER
8-48355

FACING PAGE

Information Required of Brokers and ealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2011 AND ENDING 12/31/2011

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER

CORPORATE INVESTMENTS GROUP, INC.

OFFICIAL USE ONLY
38690
FIRM ID. NO.

ADDRESS OF PRINCIPLE PLACE OF BUSINESS: (Do not use P.O. Box No.)

238 w. Cermak Road, 3A
(No. and Street)

Chicago	IL	60616
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Andy Lam	(312) 225-1388
(Name)	(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

VERAJA-SNELLING & COMPANY
(Name - if individual state last, first, middle names)

1326 GLEN ELLYN ROAD	GLENDALE HEIGHTS	IL	60139
(Street)	(City)	(State)	(Zip Code)

CHECK ONE

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

TO BE COMPLETED WITH THE ANNUAL AUDIT REPORT ONLY:

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report

NAME (if individual, state last, first, middle name)

VERAJA-SNELLING & COMPANY [70]

ADDRESS

1326 Glen Ellyn Road [71]	GLENDALE HEIGHTS [72]	IL [73]	60139 [74]
Number and Street	City	State	Zip Code

CHECK ONE

- [X] Certified Public Accountant [75]
- [ ] Public Accountant [76]
- [ ] Accountant not resident in United States or any of its possessions [77]

FOR SEC USE

DO NOT WRITE UNDER THIS LINE...FOR SEC USE ONLY

WORK LOCATION	REPORT DATE	DOC. SEQ. NO.	CARD				
[50]	[51]	[52]	[53]				

The accompanying notes are an integral part of these financial statements

OATH OR AFFIRMATION

I, Yuk Ying LAM, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Corporate Investments Group, Inc., as of December 31, 2011, are true and correct. I further swear (or affirm) that neither the company, nor any member, partner, proprietor, principal, officer nor director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

[signature] Signature

Co-owner Title

3-14-2012 Date

Subscribed and sworn to before me this

14 day of March, 2012

Shuli Zhang

Notary Public

OFFICIAL SEAL
SHULI ZHANG
Notary Public – State of Illinois
My Commission Expires Oct. 26, 2015

This report** contains (check all applicable boxes)

[x]	(a)	Facing Page
[x]	(b)	Statement of Financial Condition
[x]	(c)	Statement of Income (Loss)
[x]	(d)	Statement of Cash Flows
[x]	(e)	Statement of Changes on Stockholder's Equity or Partners' or Sole Proprietor's Capital
[x]	(f)	Statement of Changes in Liabilities Subordinated to claims of General Creditors
[x]	(g)	Computation of Net Capital for Brokers and Dealers pursuant to Rule 15c3-1
[x]	(h)	Computation for determination of Reserve Requirements Pursuant to Rule 15c3-3
[x]	(i)	Information Relating to the Possession or Control Requirements for Brokers and Dealers Under Rule 15c3-3
[x]	(j)	A Reconciliation, including appropriate explanation, of the Computation of Net Capital under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3
[ ]	(k)	A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
[x]	(l)	An Oath or Affirmation
[x]	(m)	A copy of the SIPC Supplemental Report
[ ]	(n)	A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit
[x]	(o)	Independent Auditors' Report on Internal Accounting Control
[ ]	(p)	Schedule of Segregation Requirements and Funds in Segregation-Customers' Regulated Commodity Futures Accounts Pursuant to CFTC Rule 1.10(d)2(iv)

TABLE OF CONTENTS

VERAJA-SNELLING & COMPANY
Certified Public Accountants & Business Consultants
1326 Glen Ellyn Road, Glendale Heights, IL 60139-3206 ● Phone (630) 790-4269 ● Fax: (630) 547-4112

INDEPENDENT AUDITORS' REPORT

To the Shareholders
Corporate Investments Group, Inc.
238 W. Cermak Road, 3A
Chicago, IL 60616

We have audited the accompanying statement of financial condition of Corporate Investments Group, Inc. (an Illinois corporation) as of December 31, 2011 and the related statements of income, changes in ownership equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance that the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Corporate Investments Group, Inc. as of December 31, 2011, and the results of its operations and its cash flows for the year ended in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 16 through 21 is presented for the purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Veraja-Snelling & Company

Glendale Heights, Illinois
March 10, 2012

CORPORATE INVESTMENTS GROUP, INC.
ANNUAL AUDITED FINANCIAL STATEMENTS
AND SUPPLEMENTARY SCHEDULES
FOR THE YEAR ENDED
DECEMBER 31, 2011

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER	CORPORATE INVESTMENTS GROUP, INC.	N	3		100

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

as of (MM/DD/YY)	12/31/11 [99]
SEC FILE NO.	8-48355 [98]
Consolidated	[198]
Unconsolidated	X [199]

ASSETS

		Allowable		Non-Allowable		Total	
1. Cash		$ 102,938	200			$ 102,938	750
2. Receivables from brokers or dealers:							
A. Clearance account		25,005	295				
B. Other		68	300	$ -	550	25,073	810
3. Receivables from non-customers			355	8,277	600	8,277	830
4. Securities and spot commodities owned, at market value:							
A. Exempted securities			418				
Debt securities			419				
Options			420				
Other securities		-	424				
Spot commodities			430			0	850
5. Securities and/or other investments							
A. At cost	$ [130]						
B. At estimated fair value			440		610	0	860
6. Securities borrowed under subordination agreements and partners' individual and capital securities accounts, at market value:			460		630		880
A. Exempted securities	$ [150]						
B. Other securities	$ [160]						
7. Secured demand notes market value of collateral:			470		640		890
A. Exempted securities	$ [170]						
B. Other securities	$ [180]						
8. Memberships in exchanges:							
A. Owned, at market	$ [190]						
B. Owned, at cost					650		
C. Contributed for use of the company, at market value					660	-	900
9. Investment in and receivables from affiliates, subsidiaries and associated partnerships			480		670		910
10. Property, furniture, equipment, leasehold improvements and rights under lease agreements, at cost-net of accumulated depreciation and amortization			490	15,434	680	15,434	920
11. Other assets			535	5,110	735	5,110	930
12. TOTAL ASSETS		$ 128,011	540	$ 28,821	740	$ 156,832	940

The accompanying notes are an integral part of these financial statements

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER **CORPORATE INVESTMENTS GROUP, INC.** as of 12/31/11

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

LIABILITIES AND OWNERSHIP EQUITY

Liabilities	A.I. Liabilities		Non-A.I. Liabilities		Total	
13. Bank loans payable	$	1045	$	1255	$	1470
14. Payable to brokers or dealers:						
A. Clearance account		1114		1315	0	1560
B. Other	14,209	1115		1305	14,209	1540
15. Payable to non-customers	-	1155		1355	0	1610
16. Securities sold not yet purchased, at market value				1360	0	1620
17. Accounts payable, accrued liabilities, expenses and other	11,695	1205		1385	11,695	1685
18. Notes and mortgages payable:						
A. Unsecured		1210				1690
B. Secured		1211		1390		1700
19. Liabilities subordinated to claims of general creditors:						
A. Cash borrowings:				1400		1710
1. from outsiders $ [970]						
2. Includes equity subordination (15c3-1(d)) of [980]						
B. Securities borrowings, at market value:				1410		1720
from outsiders $ [990]						
C. Pursuant to secured demand note collateral agreements:				1420		1730
1. from outsiders $ [1000]						
2. -Includes equity subordination (15c3-a(d)) of . . . . [1010]						
D. Exchange memberships contributed for use of company, at market value				1430		1740
E. Accounts and other borrowings not qualified for net capital purposes		1220		1440		1750
20. TOTAL LIABILITIES	$ 25,904	1230	$ -	1450	$ 25,904	1760

Ownership Equity

21. Sole proprietorship			$	1770
22. Partnership (limited partners	$	1020)		1780
23. Corporation:				
A. Preferred stock				1791
B. Common stock			1	1792
C. Additional paid-in capital			97,904	1793
D. Retained earnings			-	1794
E. Total			33,023	1795
F. Less capital stock in treasury				1796
24. TOTAL OWNERSHIP EQUITY			130,928	1800
25. TOTAL LIABILITIES AND OWNERSHIP EQUITY			$ 156,832	1810

The accompanying notes are an integral part of these financial statements

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER **CORPORATE INVESTMENTS GROUP, INC.**

For the period (MMDDYY	01/01/11	3932	to	12/31/11	3933
Number of months included in this statement				12	3931

STATEMENT OF INCOME (LOSS)

REVENUE

1. Commissions:			
a. Commissions on transations in exchange listed equity securities executed on an exchange	$	76,270	3935
b. Commissions on listed option transactions		99,211	3938
c. All other securities commissions			3939
d. Total securities commissions		175,481	3940
2. Gains or losses on firm securities trading accounts			
a. From market making in options on a national securities exchange		-	3945
b. From all other trading		64,389	3949
c. Total gain (loss)		64,389	3950
3. Gains or losses on firm securities investment accounts		-	3952
4. Profit (loss) from underwriting and selling groups		-	3955
5. Revenue from sale of Investment company shares		2,604	3970
6. Commodities revenue			3990
7. Fees for account supervision, investment company shares		-	3975
8. Other revenue		20,474	3995
9. Total revenue	$	262,948	4030

EXPENSES

10. Salaries and other employment costs for general partners and voting stockholder offi			$	27,950	4120
11. Other employee compensation and benefits				43,527	4115
12. Commissions paid to other broker-dealers				152,378	4140
13. Interest expense					4075
a. Includes interest on accounts subject to subordinat		4070			
14. Regulatory fees and expenses				6,622	4195
15. Other expenses				63,201	4100
16. Total expenses			$	293,678	4200

NET INCOME

17. Net income (loss) before Federal Income taxes and items below (item 9 less item 16)			$	(30,730)	4210
18. Provision for Federal Income taxes (for parent only)					4220
19. Equity in earnings (losses) of uncomsolidated subsidiaries not included above					4222
a. After Federal income taxes of		4238			
20. Extraordinary gains (losses)					4224
a. After Federal income taxes of		4239			
21. Cumulative effect of changes in accounting principles					4225
22. Net income (loss) after Federal income taxes and extraordinary items			$	(30,730)	4230

The accompanying notes are an integral part
of these financial statements

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER **CORPORATE INVESTMENTS GROUP, INC.**

For the period (MMDDY` 01/01/11 to 12/31/11

STATEMENT OF CHANGES IN OWNERSHIP EQUITY
(SOLE PROPRIETORSHIP, PARTNERSHIP OR CORPORATION))

1. Balance, beginning of period			$ 169,058	4240
A. Net income (loss)			(30,730)	4250
B. Additions (Includes non-conforming capital of	$	4262)	20,600	4260
C. Deductions (Includes non-conforming capital of		4272)		4270
Shareholder withdrawals			(28,000)	
2. Balance, end of period (From item 1800)			$ 130,928	4290

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED
TO CLAIMS OF GENERAL CREDITORS

3. Balance, beginning of period	$	4300
A. Increases		4310
B. Decreases		4320
4. Balance, end of period (From item 3520)	$	4330

The accompanying notes are an integral
part of these financial statements

CORPORATE INVESTMENTS GROUP, INC.

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2011

CASH PROVIDED BY OPERATING ACTIVITIES		
Net Income (loss)	$	(30,730)
Adjustments to reconcile net income to net cash provided by operating activities		
(Increase)/decrease in assets		
Depreciation		5,146
Receivables from brokers or dealers-clearance		(2)
Receivables from brokers or dealers-other		44,265
Receivable from non-customers		(8,277)
Securities owned		
Securities		
Other assets		1,039
Increase/(decrease) in liabilities		
Accounts payable, accrued liabilities, expenses and other		856
Net cash from operations		12,297
CASH APPLIED TO/PROVIDED BY INVESTING ACTIVITIES		
Purchase of equipment		(1,268)
Net cash from investing activities		(1,268)
CASH APPLIED TO/PROVIDED BY FINANCING ACTIVITIES		
Capital contributions		20,600
Capital distributions		(28,000)
Net cash from financing activities		(7,400)
NET INCREASE/(DECREASE) IN CASH		3,629
CASH AT BEGINNING OF PERIOD		99,309
CASH AT END OF PERIOD	$	102,938

The accompanying notes are an integral
part of these financial statements

CORPORATE INVESTMENTS GROUP, INC.
(an Illinois corporation)

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2011

NOTE 1 – SIGNIFICANT ACCOUNTING POLICIES

Corporate Investments Group, Inc. (the Corporation) was incorporated on January 1, 1995 in the state of Illinois. The Corporation is a non-carrying, introducing broker for Penson Financial Services. As such, it introduces new customer accounts but does not carry them on its books. Its purpose and business is to charge a commission for the purchase and sale of securities for the customers it introduces.

The Corporation is registered with the Financial Industry Regulatory Authority (FINRA).

Basis of Accounting

The Corporation's financial statements are prepared on the accrual basis of accounting, which conforms to U.S. generally accepted accounting principles.

Cash Equivalents

For the purposes of the statement of cash flows, the Corporation considers all highly liquid debt instruments purchased with maturity of three months or less to be cash equivalents.

Depreciation

The cost of property and equipment is depreciated over the estimated useful lives of the related assets. Depreciation is computed under an accelerated method, which conforms to U.S. generally accepted accounting principles. The useful lives of property and equipment for purposes of computing deprecation are as follows:

Machinery and equipment	5 years
Furniture and fixtures	7 years
Leasehold improvements	40 years

Depreciation and amortization expense charged to operations was $4,693 and $453, respectively, for the year ended December 31, 2011.

The cost and accumulated depreciation/amortization of major classes of assets for 2011 is as follows:

Asset Class	Cost	Accumulated Depreciation/Amortization	Net Carrying Value
Computers and equipment	11,636	(10,484)	1,152
Furniture and fixtures	13,541	(12,916)	625
Leasehold improvements	18,100	(12,049)	6,051
Vehicles	12,049	(4,443)	7,606
Total	55,326	(39,892)	15,434

Advertising

The Corporation expenses advertising costs as incurred. Total advertising and promotional expenses for the year ended December 31, 2011 was $ 1,318.

Accounting Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

Concentration of Credit Risk

The Corporation maintains its cash in bank deposits that, at times, may exceed federally insured limits. The Federal Deposit Insurance Corporation (FDIC) secures these bank accounts up to $100,000. On December 31, 2011, cash in bank accounts exceeded Federally insured limits by $4,399. Management does not believe it is at any significant risk with regard to cash.

Revenue Recognition

The Corporation's primary source of revenue is commissions earned on options and securities purchased and sold. Revenue is recognized in the period in which the transactions occur.

Bad Debt Expense

No valuation allowance for bad debt has been established, as all receivables are short-term in nature and management believes all receivables are fully collectible.

Accounts Receivable Valuation

Management has not established a valuation account for uncollectible accounts receivable management does not believe the amount would be material.

NOTE 2 – SECURITIES TRANSACTIONS

Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities transactions entered into for the account and risk of the Corporation are recorded on a trade-date basis. Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur. Marketable securities are carried at market value.

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition.

Securities that are bought and held principally for the purpose of selling them in the near term (thus held only for a short time) are classified as trading securities. Trading generally reflects active and frequent buying and selling, and trading securities are generally used with the objective of generating profits on the short-term differences in price. The Corporation classifies all securities as trading securities.

NOTE 3 – FINANCIAL INSTRUMENTS WITH OFF BALANCE SHEET RISK

As an introducing broker, the Corporation holds no customer segregated cash or securities balances. Securities transactions are processed by the clearing brokers on a fully disclosed basis. In conjunction with this arrangement, the Corporation may be contingently liable for unsecured debit balances in the customer accounts introduced by the Corporation. These customer activities may expose the Corporation to off balance sheet risk in the event the customer is unable to fulfill its contracted obligations.

The Corporation's policy is to continuously monitor its exposure to market and counter party risk through the use of a variety of financial position and credit exposure reporting and control procedures. In addition, the Corporation has a policy of reviewing the credit standing of each broker/dealer, clearing organization, customer, and/or other counter party with which it conducts business.

In connection with the trading activities of the Corporation, unsettled trades and sales of securities may expose the Corporation to off-balance sheet credit risk as a result of market fluctuations. The Corporation may enter into various transactions involving derivatives and other off-balance sheet financial instruments. These financial instruments include exchange-traded option and securities purchased and sold on a when-issued basis (when-issued securities). These derivative financial instruments are used to conduct trading activities and manage market risks and are, therefore, subject to varying degrees of market and credit risk. Derivative transactions are entered into for trading purposes or to economically hedge other positions or transactions. As of December 31, 2011, the Corporation was not entered in any transactions involving derivatives or other off-balance sheet financial instruments.

When-issued securities provide for the delayed delivery of the underlying instrument. As a writer of options, the Corporation receives a premium in exchange for giving the counterparty the right buy or sell the security at a future date at a contracted price. The contractual or notional amounts related to these financial instruments reflect the volume and activity, but do not reflect the amounts at risk. The credit risk for options and when-issued securities is limited to the unrealized market valuation gains recorded in the statement of financial condition. Market risk is substantially dependent upon the value of the underlying financial instruments and is affected by market forces such as volatility and changes in interest and foreign exchange rates.

As of December 31, 2011, the Corporation was not entered in any transactions involving derivatives or other off-balance sheet financial instruments.

Concentrations of Credit Risk

The Corporation is engaged in various trading and brokerage activities with counter parties, primarily brokers/dealers. In the event counter parties do not fulfill their obligations, the Corporation may be exposed to risk. It is the Corporation's policy to review, as necessary, the credit standing of each counter party.

Indemnifications

In the normal course of its business, the Company indemnifies and guarantees certain service providers, such as clearing and custody agents, trustees and administrators, against specified potential losses in connection with their acting as an agent of, or providing services to, the Company. The Company also indemnifies some clients against potential losses incurred in the event specified third-party service providers, including sub custodians and third-party brokers, improperly executed transactions. The maximum potential amount of future payments that the company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

The Company provides representations and warranties to counterparties in connection with a variety of transactions and occasionally indemnifies them against potential losses caused by the breach of those representations and warranties. The company may also provide standard indemnifications to some counterparties to protect them in the event additional taxes are owed or payments are withheld, due either to a change in or adverse application of certain tax laws. These indemnifications generally are standard contractual terms and are entered into in the normal course of business. The maximum potential amount of future payments that the company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

NOTE 4 – RELATED PARTY TRANSACTIONS

At December 31, 2011, the Corporation was due receivables from related parties, as follows:

Related party receivables

Due from broker for payment of regulatory fees	400
Due from rep. for advance of commissions earned	2,618
Due from shareholder for commission advances	2,397
Total related party receivables	5,415

NOTE 5 – INCOME TAXES

The Corporation has elected to be taxed under the provisions of Subchapter S of the Internal Revenue Code of 1986; therefore, the income or loss of the Corporation flows directly to the stockholders and any income tax consequences are reportable in the income tax returns of the stockholders. Income of the Corporation is subject to a replacement tax by the state of Illinois at the rate of one and one half percent (1-1/2%).

NOTE 6 – CAPITAL STOCK

The authorized, issued, and outstanding shares of capital stock at December 31, 2011 were as follows: Common stock, no par value; 100,000 shares authorized, 14,700 shares issued and outstanding.

NOTE 7 – NET CAPITAL REQUIREMENTS

At December 31, 2011, the Corporations net capital as computed pursuant to the regulations of the Securities and Exchange Commission and the FINRA, was $102,107, which was $2,107 more than the minimum net capital requirement of $100,000.

NOTE 8 – OPERATING LEASES

The Corporation leases one of its locations under an operating lease, which was renewed under a three year contract, beginning June 1, 2007 and terminating June 1, 2010. The lease terminated during 2019, and the Corporation now continues rental on a month-to-month basis. Total rent paid for these facilities during 2011 was $20,096. In addition, the Corporation has paid a security deposit for this rental property in the amount of $1,500.

NOTE 9 – RECEIVABLES FROM BROKERS OR DEALERS

Receivables from brokers or dealers consisted of $25,004 for deposits held. Management does not believe there is a significant risk in collecting these receivables; therefore, no allowance for doubtful accounts has been established.

The Corporation clears its proprietary and customer transactions through another broker-dealer on a fully disclosed basis. The amount receivable to the clearing broker relates to the aforementioned transactions and is collateralized by securities owned by the Corporation.

NOTE 10 – RECEIVABLES FROM NONCUSTOMERS

Receivables from non-customers consist of a $1,500 security deposit for the rental property in Note 8, and prepaid regulatory fees in the amount of 3,610.

NOTE 11 - FAIR VALUE

Fair Value Measurement

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Corporation has the ability to access.
- Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.
- Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Corporation's own data.)

The following table presents the Corporation's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2011.

Fair Value Measurements on a Recurring Basis

As of December 31, 2011

	Level 1	Level 2	Level 3	Total
ASSETS				
Cash and cash equivalents	$ 102,938	$ -	$ -	$ 102,938
Receivable from clearing account	25,005			25,005
Receivable from other broker/dealers	68			68
Receivables from non-customers		8,277		8,277
Property, furniture and fixtures			15,434	15,434
Other Assets		5,110		5,110
TOTAL ASSETS	$ 128,011	$ 13,387	$ 15,434	$ 156,832
LIABILITIES	$ -	$ 25,904	$ -	$ 25,904
TOTAL LIABILITIES	$ -	$ 25,828	$ 9	$ 25,904

NOTE 11 – OTHER REVENUES AND EXPENSES

Other revenues are as follows:

Interest income	$ 3,092
Miscellaneous income	17,382
Total	$ 20,473

Other expenses are as follows:

Advertising and promotion	1,318
Communications and data processing	8,799
Professional fees	5,500
Occupancy	32,277
Corporate	12,891
Other	2,416
Total	63,201

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER **CORPORATE INVESTMENTS GROUP, INC.** as of 12/31/11

COMPUTATION OF NET CAPITAL

1.	Total ownership equity from Statement of Financial Condition			$	130,928	3480
2.	Deduct ownership equity not allowable for Net Capital					3490
3.	Total ownership equity qualified for Net Capital				130,928	3500
4.	Add:					
	A. Liabilities subordinated to claims of general creditors allowable in computation of net capital					3520
	B. Other (deductions) or allowable credits (List)					3525
5.	Total capital and allowable subordinated liabilities			$	130,928	3530
6.	Deductions and/or charges:					
	A. Total nonallowable assets from Statement of Financial Condition (Notes B	28,821	3540			
	B. Secured demand note deficiency		3590			
	C. Commodity futures contracts : proprietary capital charges		3600			
	D. Other deductions and/or charges		3610		(28,821)	3620
7.	Other additions and/or allowable credits (List)					3630
8.	Net capital before haircuts on securities positions				102,107	3640
9.	Haircuts on securities (computed, where applicable, pursuant to 15c3-1 (f)):					
	A. Contractual securities commitments		3660			
	B. Subordinated securities borrowings		3670			
	C. Trading and investment securities:					
	1. Exempted securities		3735			
	2. Debt securities		3733			
	3. Options		3730			
	4. Other securities		3734			
	D. Undue Concentration		3650			
	E. Other (List) Loss To Convert		3736		0	3740
10.	Net Capital			$	102,107	3750

Reconciliation of unaudited FOCUS report as filed and audited financial statements

Net capital per unaudited FOCUS report		$ 109,051
CURRENT ASSETS		
Add: Reclassed negative receivable as payabl	14,209	
Add: Revenue receivable received jan. 2012	86	
Less: reclass other assets	(5,501)	
Additions to current assets	8,794	8,794
LIABILITIES		
Less: Accrual of accounts payable expense	(15,738)	
Additions to liabilities		(15,738)
		-
Net capital per audited financial statements	102,107	$ 102,107

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER **CORPORATE INVESTMENTS GROUP, INC.** as of 12/31/11

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

PART A

11. Minimum net capital required (6-2/3% of line 19)	$	1,727	3756
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$	**100,000**	3758
13. Net capital requirement (greater of line 11 or 12)	$	100,000	3760
14. Excess net capital (line 10 less 13)	$	2,107	3770
15. Excess net at 1000% (line 10 less 10% of line 19)	$	99,517	3780

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. liabilities from Statement of Financial Condition				$	25,904	3790
17. Add:						
A. Drafts for immediate credit	$		3800			
B. market value of securities borrowed for which no equivalent value is paid or credited			3810			
C. Other unrecorded amounts(List)			3820	$ (		3830
19. Total aggregate indebtedness				$	25,904	3840
20. Percentage of aggregate indebtedness to net capital (line 19/ line 10)				%	25.37%	3850
21. Percentage of debt to debt-equity total computed i accordance with Rule 15c3-1 (d)				%	0.0	3860

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

PART B

22. 2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of the net capital computation including both brokers or dealers and consolidated subsidiaries' debits	$		3870
23. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$		3880
24. Net captial requirement (greater of line 22 or 23)	$		3760
25. Excess net capital (line 100 less 24)	$		3910
26. Net capital in excess of the greater of: A. 5% OF COMBINED AGGRETATE DEBIT ITEMS OR $120,000	$		3920

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:
1. Minimum dollar net capital requirement, or
2. 6-2/3% of aggregate indebtedness or 4% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand note covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 17400) and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

CORPORATE INVESTMENTS GROUP, INC.
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
PERSUANT TO RULE 15c-3
as of December 31, 2011

The company did not handle any customer cash or securities during the year ended December 31, 2011, and does not have any customer accounts.

CORPORATE INVESTMENTS GROUP, INC.
COMPUTATION FOR DETERMINATION OF PAIB RESERVE REQUIREMENTS
PERSUANT TO RULE 15c-3
as of December 31, 2011

The Company did not handle any proprietary accounts of introducing brokers during the year ended December 31, 2011 and does not have any PAIB accounts.

CORPORATE INVESTMENTS GROUP, INC.
INFORMATION RELATING TO THE POSSESSION OR CONTROL
REQUIREMENTS UNDER RULE 15c3-3
as of December 31, 2011

The Company did not handle any customer cash or securities during the year ended December 31, 2011 and does not have any customer accounts.

VERAJA-SNELLING & COMPANY
Certified Public Accountants & Business Consultants
1326 Glen Ellyn Rload, Glendale Heights, IL 60139-3206 ● Phone (630) 790-4269 ● Fax: (630) 547-4112

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY THE SECURITIES AND EXCHANGE COMMISSION RULE 17a-5

To the Members
Corporate Investments Group, Inc.
238 W. Cermak Road, 3A
Chicago, IL 60640

In planning and performing our audit of the financial statements of Corporate Investments Group, Inc. for the year ended December 31, 2011, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

We also made a study of the practices and procedures followed by the Company in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a) (11) and the procedures for determining compliance with the exemptive provisions of rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by rule 17a-13 or in complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer activities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with U.S. generally accepted accounting principles.

Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Corporate Investments Group, Inc.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2011, to meet the Commission's objectives.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2011, to meet the Commission's objectives, with the exception of the matter referred to above.

This report is intended solely for the use of management, the Securities and Exchange Commission, the Financial Industry Regulatory Authority, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities and Exchange Act of 1934 and should not be used for any other purpose.

Veraja Snelling & Company

Glendale Heights, Illinois
March 10,2011

VERAJA-SNELLING & COMPANY
Certified Public Accountants

1326 Glen Ellyn Road, Glendale Heights, IL 60139-3206 ● Phone (630) 790-4269 ● Fax: (630) 547-4112

INDEPENDENT AUDITORS' REPORT ON AGREED-UPON PROCEDURES RELATED TO SIPC ASSESSMENT RECONCILIATION

To the Partners
Corporate Investments Group, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the nine months beginning April 1, 2011, and ended December 31, 2011, which were agreed to by Corporate Investments Group, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., SIPC and, solely to assist you and the other specified parties in evaluating Corporate Investments Group, Inc.compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). Corporate Investments Group, Inc.'s management is responsible for the Corporate Investments Group, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2011, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2011, noting an immaterial difference as further explained below.

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Veraja Snelling & Company

Glendale Heights, Illinois
March 10. 2011

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7

(33-REV 7/10)

For the fiscal year ended ______________, 20 ____

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

WORKING COPY

2. A. General Assessment (item 2e from page 2) $ 580.96

B. Less payment made with SIPC-6 filed (exclude interest) (470.50)

7/28/2011
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 110.91

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum —

F. Total assessment balance and interest due (or overpayment carried forward) $ 110.91

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 110.91

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Corporate Investments group
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Co-owner
(Title)

Dated the 24 day of Feb, 20 12.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning Jan 1st , 20 11
and ending Dec 31st , 20 11

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 266031
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	24839
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): 639 (Deductions in excess of $100,000 require documentation)	8808
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	
Total deductions	
2d. SIPC Net Operating Revenues	$ 232384
2e. General Assessment @ .0025	$ 580.96
	(to page 1, line 2.A.)

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period